Exhibit 99.42
NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES
Student Transportation Inc.
Closes US$60 Million Offering of Debentures
Barrie, ON (June 7, 2011) — Student Transportation Inc. (“ST Inc.” or the “Company”) (TSX:STB) announced today that it has closed its offering of 6.25% convertible subordinated unsecured debentures due June 30, 2018 at a price of US$1,000 per debenture for total gross proceeds of US$60 million. The offering was underwritten by a syndicate of underwriters led by Scotia Capital Inc. and National Bank Financial Inc. and including BMO Nesbitt Burns Inc., CIBC World Markets Inc., Raymond James Ltd. and Wellington West Capital Markets Inc.
The net proceeds from the offering will be used to repay indebtedness under the Company’s credit facilities and for general corporate purposes.
“We were very pleased with the results of the offering as well as the Underwriters. The positive response we received from investors on this oversold offering was exciting. Both of our previous debenture offerings have traded very nicely. Our current share price is substantially above the conversion premium of the 7.5% debentures issued in October 2009 and has traded within 90% of the conversion premium of the 6.75% debentures issued in June 2010.” said Denis J. Gallagher, CEO of the Company. “We are a growth company and with our disciplined but targeted growth strategy in place, we have already secured over 10 per cent growth in year over year revenues for fiscal 2012. We will continue to aggressively market the conversion of school district owned operations to our budget friendly contracted model and to complete targeted bids and acquisitions that create shareholder value.”
The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except, and in compliance with applicable U.S. state securities laws, in certain transactions exempt from the registration requirements of the U.S. Securities Act.
About Student Transportation Inc. (TSX:STB)
Founded in 1997, Student Transportation Inc. is North America’s third-largest and fastest growing provider of school bus transportation services, operating more than 7,000 vehicles. Student Transportation’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTA.com.
Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of applicable securities laws, which reflects the expectations of management regarding Student Transportation Inc.’s, Student Transportation of America ULC’s and Student Transportation of America Holdings, Inc.’s (collectively herein, the “Company”) results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company’s growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “track”, “targeted”, “estimate”, “anticipate”, “believe”, “should”, “could”, “plans” or “continue” or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company’s current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under “Risk Factors” in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
For more information, please contact
Student Transportation Inc.
Denis J. Gallagher
Chairman and Chief Executive Officer
Patrick J. Walker
Executive Vice President and Chief Financial Officer
Keith P. Engelbert
Director of Investor Relations
(732) 280-4200
(732) 280-4213 (FAX)
Email: ir@rideSTA.com
Website: www.rideSTA.com